POLAR SECURITIES INC. REQUISITIONS UNITHOLDER MEETING OF SILVER BULLION TRUST AND SUBMITS UNITHOLDER PROPOSAL TO BOARD OF CENTRAL GOLDTRUST

  Despite persistent trading discounts on Silver Bullion Trust and Central GoldTrust units, management has made no changes to allow redemption of units at their net asset value;
  Current unit redemption features are punitive to redeeming unitholders of both trusts, who today are forced to redeem their units below the NAV per unit;
  Adoption of industry best practice unit redemption features should narrow trading discounts and benefit all unitholders; and
  Based on February 6, 2015 closing prices, the adoption of physical redemption features should unlock approximately CAD$7.3 million in value for Silver Bullion Trust unitholders and CAD$47 million in value for Central GoldTrust unitholders.

TORONTO, February 9, 2015 - Polar Securities Inc. ("Polar") announced that following concerted efforts by Polar and its advisors to engage in a constructive dialogue with the boards of trustees of Silver Bullion Trust ("SBT")(TSX:SBT-U) and Central GoldTrust ("CGT") (TSX:GTU-U; NYSEMKT:GTU), Polar: (i) requisitioned the board of trustees of SBT (the "SBT Board") to call a special meeting of unitholders; and (ii) submitted a unitholder proposal to the board of trustees of CGT (the "CGT Board"), each as further described below.

SBT REQUISITION

Polar requisitioned the SBT Board to call a special meeting of unitholders (the "SBT Requisition") for the purposes of: (i) amending the redemption features of SBT’s trust units; and (ii) reconstituting the SBT Board by removing four of the current trustees and electing three new independent trustees nominated by Polar. Polar is SBT’s largest reported unitholder, holding 547,600 units, representing approximately 10.02% of the issued and outstanding units of SBT.

CGT PROPOSAL

Contemporaneously with the filing of the SBT requisition, Polar submitted a unitholder proposal (the "CGT Proposal") to CGT requesting that CGT unitholders consider and vote on a resolution (substantially identical to the resolution to be considered by SBT unitholders at the requisitioned meeting) to amend the redemption features of CGT’s trust units. Polar holds 852,044 units of CGT, representing approximately 4.4% of the issued and outstanding units of CGT.

BACKGROUND TO THE REQUISITION AND PROPOSAL

Polar has held units of SBT and CGT continuously since 2013 and is taking the steps described herein to address the persistent trading discount of SBT and CGT units to their respective net asset values ("NAV"). Since April 2013, units of SBT and CGT have consistently traded at a discount to their respective NAVs. The discounts to NAV of SBT and CGT have been significantly larger than that of their peers, such as the physical silver and gold products administered by the Royal Canadian Mint ("Mint") and Sprott Asset Management LP ("Sprott"). The Mint and Sprott products allow monthly unit redemptions in exchange for their underlying physical gold and silver bullion at 100% of NAV and do not typically trade at a discount of more than 1% of their stated NAV.

Neither SBT nor CGT permit their units to be redeemed for the underlying physical silver or gold bullion. Further, the cash redemptions they do permit are not in reference to their respective NAVs. Instead, they opt for a redemption price at or below the closing market price of units on the day on which they are redeemed. From January 1, 2014 through January 31, 2015, SBT and CGT have traded at average discounts to their NAVs of 7.4% and 5.7%, respectively. Polar believes the lack of an effective redemption feature is the overwhelming cause of the discounts of the trading prices of SBT and CGT units to their respective NAVs.

Additional illustrative information regarding the trading history of SBT, CGT and their peers can be found at Exhibit ‘A’.

PROPOSED UNIT REDEMPTION AMENDMENTS FOR SBT AND CGT

The proposed amendments to the unit redemption features of SBT and CGT include:

(i)	monthly unit redemptions for physical precious metal bullion held by each trust in an amount equal to 100% of the stated NAV of the units redeemed, less reasonable, industry-standard expenses and subject to an industry-standard minimum redemption amount; and
(ii)	monthly unit redemptions for cash at the option of the unitholder for the lesser of 95% of the reported month-end NAV per trust unit and the VWAP per unit for the last five trading days of the month of redemption.

This contrasts with the current redemption features of SBT and CGT that entitle a unitholder to receive the lesser of (i) 90% of the 10 day VWAP of the units of the trust starting immediately after the day on which the units are submitted for redemption, and (ii) the closing market price of the units on the day on which the units are submitted for redemption.

The full wording of the proposed special resolutions amending the SBT and CGT declarations of trust may be requested from Polar and will be set out in information circulars related to the SBT and CGT unitholder meetings.

BENEFITS TO UNITHOLDERS

Polar has structured its proposed unit redemption amendments to be consistent with the unit redemption features of the Mint and Sprott products. Polar believes these amendments will benefit all unitholders, both large and small and those with short or long-term investment horizons.

Regardless of their ability to access the physical bullion redemption features, if Polar’s proposed amendments are approved by unitholders, Polar expects all unitholders to be able to dispose of their units, in the worst case, at a discount to the applicable NAV that should generally not exceed 1%. Based on the February 6, 2015 closing prices of SBT and CGT units, a decrease in the discount for SBT units and CGT units to 1% of NAV would, in aggregate, unlock approximately CAD$7.3 million in value for SBT unitholders and CAD$47 million in value for CGT unitholders.

Polar believes that the adoption of the proposed unit redemption amendments by SBT and CGT should dramatically increase the probability that the trusts will trade at premiums to their NAV and will be able to raise new assets, which could decrease the management expense ratios of the trusts. Allowing SBT and CGT to raise new assets should advance the goal of SBT and CGT to be low cost precious metals trusts with a particular focus on long-term investors.

Finally, Polar believes the proposed unit redemption amendments are consistent with the expectations of SBT and CGT unitholders, being that the trading value of precious metals products should be highly correlated with the market price of silver bullion and gold bullion, respectively.

CONSIDERATIONS FOR UNITHOLDERS

Polar’s proposals are not intended to change the nature of SBT or CGT or to force the liquidation of either trust. Polar believes that the proposals are a net benefit to all unitholders. In making its determination to submit the SBT Requisition and the CGT Proposal, Polar expended significant time and resources to consider the implications to unitholders of the proposed unit redemption amendments to the SBT and CGT declarations of trust. Among other things, Polar analyzed and sought advice in respect of the security of the underlying physical bullion of the trusts, “best practices” of silver bullion and gold bullion products, the costs associated with the implementation of the proposed amendments, the impact of the proposed amendments on various unitholder groups and the relevant tax implications.

Commitment to ongoing security and smooth operations

Maintaining the security of silver bullion and gold bullion held by SBT and CGT, respectively, is the responsibility of the administrators and trustees of SBT and CGT. The resolutions authorizing Polar’s proposed unit redemption amendments grant the administrators and trustees the discretion to determine appropriate processes for the safe storage, transfer and disposition of silver and gold bullion. Polar’s proposal provides for strong ongoing security and smooth operations. Polar is not seeking to control the day-to-day operations of the trusts.

Adopting industry best practices

As new precious metals investment products have been created, it has become apparent to Polar that the ability to redeem interests for the underlying physical bullion at 100% of NAV is a “best practice” that should be adopted by all products created to hold silver bullion and/or gold bullion, notwithstanding any other distinguishing features. Polar believes that the Mint and Sprott redemption features represent such “best practices” and Polar’s proposed amendments for SBT and CGT are substantially identical to those of the Mint and Sprott products. Notwithstanding the foregoing, Polar is not seeking to make SBT and CGT identical to the Mint and Sprott products (other than with respect to their redemption features), and otherwise believes that investors benefit by having different options in the market.

Reasonable costs and expenses

Expense management is a critical component of any passively-managed precious metals trust. To the best of Polar’s knowledge following (i) discussions with industry service providers and (ii) a review of the publicly available information of silver bullion and gold bullion products of similar sizes and structure, any increased costs associated with the proposed unit redemption amendments should have minimal impact on the management expense ratios of SBT and CGT. In fact, as discussed above, Polar believes that without its proposed unit redemption amendments, SBT and CGT will be much less likely to raise additional assets. Generally, the ability to raise additional assets benefits unitholders by being non-dilutive and allowing fixed costs to be spread over a larger asset base. Consistent with the Mint and Sprott products, in Polar’s proposal, the direct costs of a unitholder’s redemption for the applicable precious metal will be borne by the redeeming unitholder.

Ability to redeem for physical bullion

Certain unitholders may not be able to avail themselves of the physical bullion redemption feature. Tax laws, investment restrictions applicable to a unitholder and other laws or regulations may prevent some unitholders from holding physical silver or gold bullion. In addition, unitholders with smaller positions may not be able to access the physical redemption feature due to the aggregate size of their holdings. Polar’s belief, based on the trading patterns of comparable products in the market, is that such unitholders should be able to sell units to other market participants for an amount substantially comparable to the redemption proceeds they would have received in the event of a physical redemption (i.e. at or close to 100% of their NAV).

Tax matters

Each unitholder is encouraged to consult its own tax, legal and accounting advisors concerning the overall tax consequences of the proposed unit redemption amendments, the effect such amendments may have on a unitholder’s investment in SBT or CGT, as applicable, or, as discussed above, the ability of a unitholder to hold physical silver or gold bullion. In reviewing the proposed unit redemption amendments for both trusts, Polar’s tax counsel reviewed the proposed amendments from both a Canadian and U.S. perspective. Based on its review, Polar’s tax counsel believes the proposed unit redemption amendments should not have a material impact on (i) the status of either SBT or CGT as a “mutual fund trust” under Canadian tax laws, (ii) the tax treatment of proceeds from the disposition of the applicable precious metal, (iii) the ability of the trusts to make designations to permit capital gains earned by the trusts to retain their character in the hands of unitholders, (iv) the position of the trusts that any gains from the disposition of metals are on capital account, or (v) the treatment of the trusts as “passive foreign investment corporations” under U.S. tax laws.

Certain entities, such as Undertakings for Collective Investment in Transferable Securities or “UCITS”, may not be eligible to hold units of SBT or CGT if the proposed amendments are adopted. Polar and its legal advisors believe that the SBT Board and CGT Board are authorized under the applicable declarations of trust to make such further amendments to the declarations of trust as are required to facilitate ownership of the units of each trust by such entities, as applicable.

Effects of discounts on unitholder value

Below are illustrative examples of the impact that significant discounts on SBT and CGT units have had on SBT and CGT unitholders.

Silver Bullion Trust

  February 6, 2015, units of SBT closed at a price of CAD$11.10, a discount of CAD$1.46 or 11.6% to its NAV of CAD$12.56.
  Throughout 2014, the average discount of an SBT unit to its NAV was 7.3%.
  From January 31, 2012 through January 30, 2015, silver prices decreased by 34.0% in Canadian dollars while the market price of a SBT unit decreased by 43.5%. For an investor that bought SBT units on January 31, 2012 with the goal of gaining exposure to silver bullion returns, this represents an additional 9.5% loss.

Central GoldTrust

  February 6, 2015, units of CGT closed at a price of USD$43.43, a discount of USD$2.40 or 5.2% to its NAV of USD$45.83.
  Throughout 2014, the average discount of a CGT unit to its NAV was 5.7%.
  From January 31, 2012 through January 30, 2015, gold prices decreased by 26.1%, while the market price of a CGT unit in US dollars decreased by 32.7%. For an investor that bought CGT units on January 31, 2012 with the goal of gaining exposure to gold bullion returns, this represents an additional 6.6% loss.

POLAR SECURITIES’ INDEPENDENT AND EXPERIENCED BOARD NOMINEES

Based on its engagement with the SBT Board to date, Polar believes that reconstituting the SBT Board may be necessary to give proper effect to its proposed amendments to SBT’s declaration of trust. Polar may also seek to reconstitute the CGT Board at the annual and special meeting of CGT unitholders currently scheduled to be held on May 1, 2015.

The SBT Requisition proposes to remove each of Bruce D. Heagle, Ian M.T. McAvity, Michael A. Parente and Jason A. Schwandt (or their respective appointed successor(s)) as trustees of SBT, and to elect three (3) new independent trustees to the SBT Board, being Robert A. Lehodey, Stephen T. Moore, and Andrew J. Papierz, (the "Polar Nominees"). It is proposed that the Polar Nominees would hold office along with the remaining incumbent trustee J.C. Stefan Spicer and one other person selected by Silver Administrators Ltd., both of whom shall serve as the nominees of the administrator of SBT. All trustees would serve until the next annual meeting of unitholders or until their successors are elected or appointed.

•	Robert A. Lehodey – Mr. Lehodey is a Partner at Osler Hoskin & Harcourt LLP, a law firm. He has significant experience serving on a number of public and private boards and serves on the board of directors of Delphi Energy Corp. where he is the Chairman of the Corporate Governance & Compensation Committee.

•	Stephen T. Moore – Mr. Moore is the Managing Director of Newhaven Asset Management Inc., a wealth management company. Mr. Moore was the Chairman of the Board of Governors of CI

Investments Inc. until July 2007, and then became a director of CI Financial Corp.

•	Andrew J. Papierz – Mr. Papierz was an Executive Managing Director of BMO Nesbitt Burns’ Financial Products Group from 2000 – 2012. He currently serves on the board of directors at Copernicus Lodge Foundation and Delisle Youth Services.

POLAR SECURITIES INC.

Established in 1991, Polar is registered as an Investment Dealer, Investment Fund Manager and Futures Commission Merchant with the Ontario Securities Commission and is a member of the Investment Industry Regulatory Organization of Canada. Polar acts as the investment manager for certain investment funds and other managed accounts and manages over CAD$2 billion of client funds. Polar’s investment philosophy focuses on capital preservation and low volatility. During its tenure, Polar has invested in more than 10 Canadian precious metals funds and more than 75 Canadian closed-end products and has extensive expertise in structuring, managing and investing in complex investment products.

SILVER BULLION TRUST AND CENTRAL GOLDTRUST

SBT was established in 2009 to acquire, hold and secure silver bullion on behalf of its unitholders. CGT was established in 2003 to acquire, hold and secure gold bullion on behalf of its unitholders. The administrators of SBT and CGT are under common management with the administrator of Central Fund of Canada Limited (TSX:CEF-A; NYSEMKT:CEF).

POLAR’S ADVISORS

Polar has engaged Norton Rose Fulbright Canada LLP as its legal advisor, and Bayfield Strategy, Inc. as its strategic communications advisor in connection with its investments in SBT and CGT.

SOURCE: Polar Securities Inc.

For further information:

Unitholders of SBT and CGT:

Greg Lemaich

Polar Securities Inc.

(416) 369-8087

glemaich@polarsec.com

Media:

Riyaz Lalani

Bayfield Strategy, Inc.

(416) 907-9365

rlalani@bayfieldstrategy.com

Information Concerning the Polar Nominees

As set out in the SBT Requisition, the Polar Nominees are Robert A. Lehodey, Stephen T. Moore, and Andrew J. Papierz. The table below sets out, in respect of each Polar Nominee, his name, province or state and country of residence, his principal occupation, business or employment within the five preceding years, and the number of units of SBT beneficially owned, or controlled or directed, directly or indirectly, by such Polar Nominee.

Name, Province or State and Country of Residence [1]	Present Principal Occupation, Business or Employment and Principal Occupation, Business or Employment During the Preceding Five Years	Number of Units Beneficially Owned or Controlled or Directed (Directly or Indirectly)
Robert A. Lehodey Alberta, Canada	Partner at Osler Hoskin & Harcourt LLP, legal services.	Nil
Stephen T. Moore Ontario, Canada	Managing Director at Newhaven Asset Management, Inc., an investment firm.	Nil
Andrew J. Papierz Ontario, Canada	Retired. Former Executive Managing Director, Financial Products Group at BMO Nesbitt Burns Inc., from 2000-2012.	Nil

Note

1. Information set out in the table above has been provided by each Polar Nominee. Pursuant to SBT’s amended and restated declaration of trust dated July 9, 2009 (the "SBT Declaration of Trust"), the Administrator (as such term is defined in the SBT Declaration of Trust) has the right to nominate two trustees of SBT to be elected at any meeting of SBT unitholders (the "Administrator Nominated Trustees"). Information relating to the Administrator Nominated Trustees is not known to Polar and is not reasonably within the power of Polar to obtain and has therefore been omitted in accordance with applicable securities laws. It is expected that such information in respect of the Administrator Nominated Trustees will be disclosed in a management information circular to be filed and sent to unitholders by SBT in connection with the SBT Requisition.

Except as provided below, to the knowledge of Polar, no Polar Nominee is, at the date hereof, or has been, within 10 years before the date hereof: (a) a director, chief executive officer or chief financial officer of any company that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (each, an "order"), in each case that was issued while the Polar Nominee was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the Polar Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) a director or executive officer of any company that, while such Polar Nominee was acting in that capacity, or within a year of such Polar Nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) someone who became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such Polar Nominee.

Mr. Stephen T. Moore, was a trustee of Impax Energy Services Income Trust ("Impax") from June 2006 to January 2010. Impax filed for creditor protection under the Companies’ Creditors Arrangement Act (Canada) in December 2009.

To the knowledge of Polar, as at the date hereof, no Polar Nominee has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation, or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Polar Nominee.

EXHIBIT ‘A’

SBT and CGT have consistently traded at a greater discount than their peers

The table below shows the monthly average percentage premium (discount) of the trading prices of interests in comparable Canadian silver bullion and gold bullion funds over their respective net asset values since January, 2013. Since May, 2013, the funds without physical redemption features (CGT, SBT, and Central Fund of Canada “CEF”), have generally traded at substantial discounts, whereas the funds with physical redemption features (Sprott Physical Gold Trust “PHYS”, Sprott Physical Silver Trust “PSLV”, Canadian Gold Reserves ETR “MNT”, and Canadian Silver Reserves ETR “MNS”) have generally traded within 1% of NAV or at a premium to NAV.

	CGT	SBT	CEF	PHYS	PSLV	MNT	MNS
Jan-13	2.5%	1.4%	4.0%	2.5%	1.8%	1.1%	1.3%
Feb-13	1.6%	(0.4%)	2.1%	1.9%	1.8%	0.2%	0.3%
Mar-13	0.4%	(0.9%)	0.6%	1.4%	1.8%	(0.4%)	(0.0%)
Apr-13	(0.9%)	(3.1%)	(0.9%)	0.1%	0.4%	(1.3%)	(0.6%)
May-13	(2.2%)	(4.7%)	(2.6%)	(0.4%)	0.4%	(1.3%)	(0.7%)
Jun-13	(3.3%)	(7.7%)	(3.1%)	(0.7%)	(0.1%)	(1.1%)	(1.0%)
Jul-13	(3.9%)	(5.0%)	(3.5%)	(0.6%)	0.9%	(0.5%)	(0.5%)
Aug-13	(4.3%)	(3.8%)	(2.7%)	(0.2%)	2.1%	0.0%	1.4%
Sep-13	(5.3%)	(4.5%)	(4.6%)	(0.2%)	2.7%	0.0%	(0.2%)
Oct-13	(5.8%)	(7.2%)	(5.5%)	(0.7%)	2.0%	(0.5%)	(0.4%)
Nov-13	(6.2%)	(8.2%)	(5.9%)	(0.8%)	2.2%	(1.1%)	(2.0%)
Dec-13	(6.4%)	(9.4%)	(5.7%)	(0.9%)	0.5%	(0.9%)	(1.1%)
Jan-14	(5.2%)	(9.0%)	(5.3%)	(0.4%)	1.6%	(0.3%)	(2.0%)
Feb-14	(3.9%)	(6.4%)	(3.8%)	(0.1%)	3.7%	(0.2%)	(1.0%)
Mar-14	(4.9%)	(6.9%)	(5.1%)	(0.2%)	3.1%	(0.4%)	(1.3%)
Apr-14	(5.4%)	(7.1%)	(5.9%)	(0.3%)	1.9%	(0.6%)	(1.1%)
May-14	(3.5%)	(6.3%)	(5.3%)	(0.4%)	2.8%	(0.5%)	(0.9%)
Jun-14	(3.4%)	(7.3%)	(5.2%)	(0.4%)	2.5%	(0.6%)	(0.9%)
Jul-14	(3.9%)	(7.0%)	(5.3%)	(0.4%)	3.4%	(0.7%)	(1.1%)
Aug-14	(4.8%)	(6.9%)	(5.6%)	(0.4%)	3.9%	(1.0%)	(1.4%)
Sep-14	(6.7%)	(7.4%)	(6.6%)	(0.6%)	4.1%	(0.8%)	(1.4%)
Oct-14	(8.0%)	(7.1%)	(7.7%)	(0.6%)	4.2%	(0.6%)	(1.4%)
Nov-14	(10.5%)	(7.7%)	(10.0%)	(0.5%)	3.8%	(1.1%)	(1.5%)
Dec-14	(8.7%)	(8.8%)	(10.0%)	(0.5%)	0.6%	(1.2%)	(1.6%)
Jan-15	(5.8%)	(9.0%)	(6.7%)	(0.2%)	1.8%	(0.8%)	(0.8%)

The average monthly average premium (discount) is calculated by averaging the daily premium (discount) over all trading days in each month. The daily premium (discount) is calculated by subtracting one from the quotient of the closing price of a product divided by such product’s NAV for that day.

Since 2011 SBT and CGT have not increased their asset bases while others have

The table below shows, for quarter ends since December 31, 2009, the number of units outstanding of comparable Canadian silver bullion and gold bullion funds as a percentage of the units outstanding as at December 31, 2011. Since 2011, the funds without a physical redemption feature (SBT, CGT and CEF) have not been able to grow their respective number of units outstanding. However, with the exception of MNS, each fund with a physical redemption feature (PHYS, PSLV and MNT) has been able to grow its number of outstanding units.

	CGT	SBT	CEF	PHYS	PSLV	MNT	MNS
31-Dec-09	57%	54%	84%
31-Mar-10	57%	61%	84%	30%
30-Jun-10	86%	100%	94%	47%
30-Sep-10	86%	100%	94%	67%
31-Dec-10	86%	100%	94%	67%	100%
31-Mar-11	86%	100%	100%	66%	100%
30-Jun-11	86%	100%	100%	85%	100%
30-Sep-11	86%	100%	100%	100%	100%
31-Dec-11	100%	100%	100%	100%	100%	100%
31-Mar-12	100%	100%	100%	116%	146%	100%
30-Jun-12	100%	100%	100%	116%	146%	100%
30-Sep-12	100%	100%	100%	134%	181%	100%
31-Dec-12	100%	100%	100%	134%	222%	105%	100%
31-Mar-13	100%	100%	100%	134%	222%	105%	100%
30-Jun-13	100%	100%	100%	134%	222%	105%	100%
30-Sep-13	100%	100%	100%	132%	222%	123%	100%
31-Dec-13	100%	100%	100%	122%	222%	119%	100%
31-Mar-14	100%	100%	100%	115%	222%	110%	100%
30-Jun-14	100%	100%	100%	114%	222%	110%	100%
30-Sep-14	100%	100%	100%	113%	222%	104%	100%
31-Dec-14	100%	100%	100%	105%	222%	104%	90%

Additional Information

The information contained in this press release does not and is not meant to constitute a solicitation of a proxy within the meaning of applicable securities laws. Although Polar has requisitioned the SBT Board to call a special meeting of unitholders (the "SBT Meeting"), there is currently no record or meeting date set for such SBT Meeting and unitholders are not being asked to execute a proxy in favour of the Polar Nominees or the proposed special resolution amending the SBT Declaration of Trust at this time. Although an annual and special meeting of unitholders of CGT has been called by the CGT Board (the "CGT Meeting"), unitholders are not being asked to execute a proxy in favour of any of the matters contained in this press release at this time. Polar intends to file dissident information circulars (the "Dissident Circulars") in due course in compliance with applicable securities laws, the SBT Declaration of Trust and CGT’s amended and restated declaration of trust dated April 24, 2008 (together with the SBT Declaration of Trust, the "Declarations of Trust").

Notwithstanding the foregoing, Polar is voluntarily providing the disclosure required under section 9.2(4) of National Instrument 51-102 – Continuous Disclosure Obligations in accordance with securities laws applicable to public broadcast solicitations.

This press release and any solicitation made by Polar in advance of the SBT Meeting or the CGT Meeting is, or will be, as applicable, made by Polar, and not by or on behalf of the management of SBT or CGT. All costs incurred for any solicitation will be borne by Polar, provided that, subject to applicable law, Polar may seek reimbursement from SBT and/or CGT of Polar’s out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection with a successful reconstitution of the boards of CGT and/or SBT, and/or the amendments of the Declarations of Trust.

Polar is not soliciting proxies in connection with the SBT Meeting or the CGT Meeting, and unitholders are not being asked at this time to execute proxies in favour of the Polar Nominees (in respect of the SBT Meeting) or the proposed special resolution amending the Declarations of Trust. Any proxies solicited by Polar will be solicited pursuant to the Dissident Circulars sent to unitholders of SBT and CGT, respectively, after which solicitations may be made by or on behalf of Polar, by mail, telephone, fax, email or other electronic means, and in person by directors, officers and employees of the Polar or any proxy advisor that Polar retains or by the Polar Nominees (in respect of the SBT Meeting).

Any proxies solicited by Polar in connection with the SBT Meeting or the CGT Meeting may be revoked by instrument in writing by the unitholder giving the proxy or by its duly authorized officer or attorney, or in any other manner permitted by law.

None of Polar or, to its knowledge, any of its associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter proposed to be acted on at the SBT Meeting or the CGT Meeting, other than the election of trustees to the boards of trustees or, if applicable, the appointment of the auditors of SBT or CGT.

SBT's and CGT’s principal business office is 55 Broad Leaf Crescent, Ancaster, Ontario, L9G 3P2.

A copy of this press release may be obtained on SBT's SEDAR profile and CGT’s SEDAR profile at www.sedar.com.